================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ______________


                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1 (B) (C),
                AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(B)

                               (AMENDMENT NO. 1)*


                                Pharmasset, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71715N106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO.  71715N106                   13G                           PAGE 2 OF 9
====================                                                 ===========


ITEM 1(A).    NAME OF ISSUER:
              ---------------
              Pharmasset, Inc. (the "Issuer").

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              ------------------------------------------------
              303-A College Road East, Princeton, New Jersey 08540.

ITEM 2(A).    NAME OF PERSONS FILING:
              -----------------------
              This statement is filed by TVM IV GmbH & Co. KG ("TVM IV"); TVM IV Management GmbH & Co. KG, the managing limited partner and investment committee of TVM IV ("TVM IV Management"); TVM V Life Science Ventures GmbH & Co. KG ("TVM V LS"); TVM V Life Science Ventures Management GmbH & Co. KG, the managing limited partner and investment committee of TVM V LS ("TVM V LS Management"); TVM Capital GmbH ("TVM Capital"), the sole general partner of TVM IV, TVM IV Management, TVM V LS and TVM V LS Management; Friedrich Bornikoel ("Bornikoel"), John DiBello ("DiBello"), Alexandra Goll ("Goll"), Helmut Schuhsler ("Schuhsler") and Bernd Seibel ("Seibel"), who are members of TVM Capital (collectively the "TVM Capital Managers"); Hans Schreck ("Schreck"), who, together with the TVM Capital Managers, are limited partners of, and serve as members of the investment committee of TVM IV Management, Dr. Gert Caspritz ("Caspritz") who is a former member of the investment committees of TVM IV Management and TVM V LS Management and Christian Claussen ("Claussen") who is a former member of the investment committee of TVM IV Management (collectively, the "TVM IV Managers"); and Hubert Birner ("Birner"), Mark Cipriano ("Cipriano"), Stefan Fischer ("Fischer"), Axel Polack ("Polack") and David Poltack ("Poltack"), who, together with the TVM Capital Managers, are limited partners of, and serve as members of the investment committee of TVM V LS Management (collectively, the "TVM V LS Managers"). The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively referred to as the "Reporting Persons."

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              ------------------------------------------------------------
              The principal business address for TVM IV, TVM IV Management, TVM Capital, TVM V LS, TVM V LS Management, Birner, Bornikoel, Fischer, Goll, Polack, Schreck, Schuhsler and Seibel is Maximilianstrasse 35/Eingang C, 80539 Munchen, Germany. The principal business address for Cipriano, DiBello and Poltack is 101 Arch Street, Suite 1950, Boston, MA 02110. The principal business address for Claussen is Sankt-Pauls-Platz 9, 80336 Munchen, Germany. The principal business address for Caspritz is 111 Devonshire Street, Suite 730, Boston, MA 02109.

ITEM 2(C).    CITIZENSHIP:
              ------------
              TVM Capital is a German limited liability company. TVM IV, TVM IV Management, TVM V LS, and TVM V LS Management are German limited partnerships. Cipriano, DiBello and Poltack are citizens of the United States. Birner, Bornikoel, Caspritz, Claussen, Fischer, Goll, Polack, Schreck and Seibel are citizens of Germany. Schuhsler is a citizen of Austria.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:
              -----------------------------
              Common Stock, $0.001 par value per share (the "Common Stock").

ITEM 2(E).    CUSIP NUMBER:
              -------------
              71715N106

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CUSIP NO.  71715N106                   13G                           PAGE 3 OF 9
====================                                                 ===========

ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B)
              -----------------------------------------------------------------
              OR (C), CHECK WHETHER THE PERSON FILING IS A:
              ---------------------------------------------

              Not applicable.

ITEM 4.       OWNERSHIP.
              ----------
              Not applicable.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              ---------------------------------------------
              Each Reporting Person has ceased to own beneficially five percent (5%) or more of the Issuer's outstanding Common Stock.

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CUSIP NO.  71715N106                   13G                           PAGE 4 OF 9
====================                                                 ===========


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 17, 2009


TVM CAPITAL GMBH

By: /s/ Friedrich Bornikoel
    --------------------------------
    Name:  Friedrich Bornikoel
    Title: Managing Partner

By: /s/ Bernd Seibel
    --------------------------------
    Name:  Bernd Seibel
    Title: Chief Financial Officer


TVM IV GMBH & CO. KG

    By: /s/ Stefan Fischer
        --------------------------------
        Name:  Stefan Fischer
        Title: Managing Limited Partner

    By: /s/ Bernd Seibel
        --------------------------------
        Name:  Bernd Seibel
        Title: Managing Limited Partner


TVM IV MANAGEMENT GMBH & CO. KG

By: TVM Capital GmbH, its General Partner

    By: /s/ Stefan Fischer
        --------------------------------
        Name:  Stefan Fischer
        Title: Authorized Signatory

    By: /s/ Bernd Seibel
        --------------------------------
        Name:  Bernd Seibel
        Title: Authorized Signatory


TVM V LIFE SCIENCE VENTURES GMBH & CO. KG

By: /s/ Stefan Fischer
    --------------------------------
    Name:  Stefan Fischer
    Title: Managing Limited Partner

By: /s/ Bernd Seibel
    --------------------------------
    Name:  Bernd Seibel
    Title: Managing Limited Partner

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CUSIP NO.  71715N106                   13G                           PAGE 5 OF 9
====================                                                 ===========


TVM V LIFE SCIENCE VENTURES MANAGEMENT GMBH & CO. KG

By: TVM Capital GmbH, its General Partner

    By: /s/ Stefan Fischer
        --------------------------------
        Name:  Stefan Fischer
        Title: Authorized Signatory

    By: /s/ Bernd Seibel
        --------------------------------
        Name:  Bernd Seibel
        Title: Authorized Signatory


/s/ Hubert Birner
------------------------------
Hubert Birner


/s/ Friedrich Bornikoel
------------------------------
Friedrich Bornikoel


/s/ Gert Caspritz
------------------------------
Gert Caspritz


/s/ Mark Cipriano
------------------------------
Mark Cipriano


/s/ Christian Claussen
------------------------------
Christian Claussen


/s/ John J. DiBello
------------------------------
John J. DiBello


/s/ Stefan Fischer
------------------------------
Stefan Fischer


/s/ Alexandra Goll
------------------------------
Alexandra Goll


/s/ Axel Polack
------------------------------
Axel Polack


/s/ David Poltack
------------------------------
David Poltack

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CUSIP NO.  71715N106                   13G                           PAGE 6 OF 9
====================                                                 ===========


/s/ Hans Schreck
------------------------------
Hans Schreck


/s/ Helmut Schuhsler
------------------------------
Helmut Schuhsler


/s/ Bernd Seibel
------------------------------
Bernd Seibel

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CUSIP NO.  71715N106                   13G                           PAGE 7 OF 9
====================                                                 ===========

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Pharmasset, Inc.

EXECUTED as a sealed instrument this 17th day of February, 2009.

TVM CAPITAL GMBH

By: /s/ Friedrich Bornikoel
    --------------------------------
    Name:  Friedrich Bornikoel
    Title: Managing Partner

By: /s/ Bernd Seibel
    --------------------------------
    Name:  Bernd Seibel
    Title: Chief Financial Officer


TVM IV GMBH & CO. KG

    By: /s/ Stefan Fischer
        --------------------------------
        Name:  Stefan Fischer
        Title: Managing Limited Partner

    By: /s/ Bernd Seibel
        --------------------------------
        Name:  Bernd Seibel
        Title: Managing Limited Partner


TVM IV MANAGEMENT GMBH & CO. KG

By: TVM Capital GmbH, its General Partner

    By: /s/ Stefan Fischer
        --------------------------------
        Name:  Stefan Fischer
        Title: Authorized Signatory

    By: /s/ Bernd Seibel
        --------------------------------
        Name:  Bernd Seibel
        Title: Authorized Signatory


TVM V LIFE SCIENCE VENTURES GMBH & CO. KG

By: /s/ Stefan Fischer
    --------------------------------
    Name:  Stefan Fischer
    Title: Managing Limited Partner

By: /s/ Bernd Seibel
    --------------------------------
    Name:  Bernd Seibel
    Title: Managing Limited Partner

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CUSIP NO.  71715N106                   13G                           PAGE 8 OF 9
====================                                                 ===========


TVM V LIFE SCIENCE VENTURES MANAGEMENT GMBH & CO. KG

By: TVM Capital GmbH, its General Partner

    By: /s/ Stefan Fischer
        --------------------------------
        Name:  Stefan Fischer
        Title: Authorized Signatory

    By: /s/ Bernd Seibel
        --------------------------------
        Name:  Bernd Seibel
        Title: Authorized Signatory


/s/ Hubert Birner
-------------------------------
Hubert Birner


/s/ Friedrich Bornikoel
-------------------------------
Friedrich Bornikoel


/s/ Gert Caspritz
-------------------------------
Gert Caspritz


/s/ Mark Cipriano
-------------------------------
Mark Cipriano


/s/ Christian Claussen
-------------------------------
Christian Claussen


/s/ John J. DiBello
-------------------------------
John J. DiBello


/s/ Stefan Fischer
-------------------------------
Stefan Fischer


/s/ Alexandra Goll
-------------------------------
Alexandra Goll


/s/ Axel Polack
-------------------------------
Axel Polack


/s/ David Poltack
-------------------------------
David Poltack

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CUSIP NO.  71715N106                   13G                           PAGE 9 OF 9
====================                                                 ===========



/s/ Hans Schreck
-------------------------------
Hans Schreck


/s/ Helmut Schuhsler
-------------------------------
Helmut Schuhsler


/s/ Bernd Seibel
-------------------------------
Bernd Seibel